UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Nutrisystem, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67069D108

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(310) 729-8588

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,418,488
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,418,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,418,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.82%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		66,855
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

66,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. X
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		52,347
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

52,347
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,537,690
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,537,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,537,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.22%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,537,690
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,537,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,537,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.22%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,537,690
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,537,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,537,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.22%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,537,690
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,537,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,537,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.22%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 74165N105

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,537,690
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,537,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,537,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.22%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 74165N105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Nutrisystem, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Nutrisystem, Inc., Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners Special Opportunities, L.P. X, a Delaware limited partnership (“Legion Partners Special X”);
(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special X;
(v)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special X;
(vi)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;
(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and
(viii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

10

CUSIP NO. 74165N105

(b)       The address of the principal office of each of Legion Partners I, Legion Partners II, Legion Partners Special X, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Kiper and White is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)       The principal business of each of Legion Partners I, Legion Partners II, and Legion Partners Special X is investing in securities. The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special X. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special X. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Kiper and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II, and Legion Partners Special X were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 1,418,488 Shares owned directly by Legion Partners I is approximately $47,234,613, including brokerage commissions. The aggregate purchase price of the 66,855 Shares owned directly by Legion Partners II is approximately $2,286,082, including brokerage commissions. The aggregate purchase price of the 52,347 Shares owned directly by Legion Partners Special X is approximately $1,883,888, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the current market price of the Shares does not reflect the Issuer’s intrinsic value. In the Reporting Persons’ view, one of the key areas that does not appear to be well understood or fully appreciated by the market is the opportunity for the Issuer to improve the efficiency of its approximately $200 million annual marketing expense. Historically, the Issuer has relied primarily on short form television marketing. Further, the Issuer’s cost of acquiring an individual customer has increased annually from approximately $184 in 2007 to over $300 in 2017 (per the Reporting Persons’ estimates). The Reporting Persons believe that the Issuer can lower customer acquisition costs materially over the next several years by shifting its media mix to more effective digital marketing channels and initiatives. In addition, the Reporting Persons believe improvements to the Issuer’s digital product portfolio (website, mobile application, social media presence, etc.) can substantially increase customer lifetime value. The impact of gaining marketing efficiencies through digital advertising and upgrading the digital product portfolio should be reflected in a rapid expansion in the profitability of the Issuer. The Reporting Persons estimate that if the Issuer can improve its overall digital strategy and marketing efficiency, the resulting decline in customer acquisition costs and reacceleration in customer growth could double reported earnings per share from $1.90 in fiscal 2017 to almost $4.00 in fiscal 2020, causing the valuation of the Issuer’s Shares to move from current prices to approximately $90 per share. The Reporting Persons note that the Issuer’s management team has begun the pivot towards a modern digital strategy. The Reporting Persons are highly focused on collaborating with the Issuer’s management and the board of directors (the “Board”) to significantly accelerate and improve these efforts in order to drive a substantial increase in the Issuer’s profitability. As part of this improvement initiative, the Reporting Persons may seek to add certain digital marketing and product development expertise to the Issuer’s Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

11

CUSIP NO. 74165N105

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 29,444,025 Shares outstanding as of July 25, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2018.

A.	Legion Partners I
(a)	As of the close of business on August 2, 2018, Legion Partners I beneficially owned 1,418,488 Shares.

Percentage: Approximately 4.82%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,418,488
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,418,488

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP NO. 74165N105

B.	Legion Partners II
(a)	As of the close of business on August 2, 2018, Legion Partners I beneficially owned 66,855 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 66,855
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 66,855

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special X
(a)	As of the close of business on August 2, 2018, Legion Partners Special X beneficially owned 52,347 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 52,347
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 52,347

(c)	The transactions in the Shares by Legion Partners Special X during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special X, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,418,488 Shares owned by Legion Partners I, (ii) 66,855 Shares owned by Legion Partners II, and (iii) 52,347 Shares owned by Legion Partners Special X.

Percentage: Approximately 5.22%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,537,690
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,537,690

(c)	Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special X during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP NO. 74165N105

E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special X, may be deemed the beneficial owner of the (i) 1,418,488 Shares owned by Legion Partners I, (ii) 66,855 Shares owned by Legion Partners II, and (iii) 52,347 Shares owned by Legion Partners Special X.

Percentage: Approximately 5.22%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,537,690
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,537,690

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special X during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,418,488 Shares owned by Legion Partners I, (ii) 66,855 Shares owned by Legion Partners II, and (iii) 52,347 Shares owned by Legion Partners Special X.

Percentage: Approximately 5.22%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,537,690
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,537,690

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special X during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,418,488 Shares owned by Legion Partners I, (ii) 66,855 Shares owned by Legion Partners II, and (iii) 52,347 Shares owned by Legion Partners Special X.

Percentage: Approximately 5.22%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,537,690
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,537,690

14

CUSIP NO. 74165N105

(c)	None of Messrs. Kiper or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special X during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

 The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Schedule A is incorporated herein by reference, to this Item 6.

Legion Partners I has sold short in over the counter market American-style put options referencing an aggregate of 7,400 Shares, which have an exercise price of $40.00 and expire on August 17, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Legion Partners II has sold short in over the counter market American-style put options referencing an aggregate of 600 Shares, which have an exercise price of $40.00 and expire on August 17, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

On August 2, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

15

CUSIP NO. 74165N105

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership, Legion Partners, L.P. II, a Delaware limited partnership, Legion Partners Special Opportunities, L.P. X, a Delaware limited partnership, Legion Partners, LLC, a Delaware limited liability company, Legion Partners Asset Management, LLC, a Delaware limited liability company, Legion Partners Holdings, LLC, a Delaware limited liability company, Christopher S. Kiper, and Raymond White, dated August 2, 2018.

16

CUSIP NO. 74165N105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. X

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

17

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

18

CUSIP NO. 74165N105

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price ($)

Legion Partners, L.P. I

Sale of August 2018 Put Option ($40 Strike Price)[1]	07/12/2018	-74	4.19
Purchase of Common Stock	07/12/2018	742	38.50
Purchase of Common Stock	07/12/2018	65,053	38.44
Purchase of Common Stock	07/13/2018	15,895	38.43
Purchase of Common Stock	07/18/2018	1,392	38.48
Purchase of Common Stock	07/19/2018	20,238	39.96
Purchase of Common Stock	07/20/2018	88,743	39.98
Purchase of Common Stock	07/23/2018	29,743	39.98
Purchase of Common Stock	07/24/2018	69,808	39.93
Purchase of Common Stock	07/27/2018	17,593	39.89

1 Represents American-style put option sold short in the over-the-counter market with an expiration date of August 17, 2018.

19

CUSIP NO. 74165N105

Legion Partners, L.P. II

Sale of August 2018 Put Option ($40 Strike Price)[1]	07/12/2018	-6	4.19
Purchase of Common Stock	07/12/2018	58	38.50
Purchase of Common Stock	07/12/2018	5,042	38.44
Purchase of Common Stock	07/13/2018	1,232	38.43

Purchase of Common Stock	07/18/2018	108	38.48
Purchase of Common Stock	07/19/2018	1,557	39.96
Purchase of Common Stock	07/20/2018	6,825	39.98
Purchase of Common Stock	07/23/2018	1,856	39.98
Purchase of Common Stock	07/24/2018	4,355	39.93

Purchase of Common Stock	07/27/2018	1,097	39.89

1 Represents American-style put option sold short in the over-the-counter market with an expiration date of August 17, 2018.

20

CUSIP NO. 74165N105

Legion Partners Special Opportunities, L.P. X

Purchase of Common Stock	06/12/2018	29,292	35.97
Purchase of Common Stock	06/13/2018	23,055	35.99

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CUSIP NO. 74165N105

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Common Stock, $0.001 par value per share, of Nutrisystem, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 2, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. X

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

22

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White